Exhibit 12.01

CITICORP
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	YEAR ENDED DECEMBER 31,
In millions of dollars, except for ratios
	2004	2003	2002	2001	2000(1)
EXCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense (other than interest on deposits)	$6,744	$5,323	$6,282	$8,316	$8,722
Interest factor in rent expense	380	363	322	303	283

Total fixed charges	$7,124	$5,686	$6,604	$8,619	$9,005

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$24,405	$19,646	$16,166	$15,221	$12,876
Fixed charges	7,124	5,686	6,604	8,619	9,005

Total income	$31,529	$25,332	$22,770	$23,840	$21,881

Ratio of income to fixed charges excluding interest on deposits	4.43	4.46	3.45	2.77	2.43

INCLUDING INTEREST ON DEPOSITS:
Fixed charges
Interest expense	$15,856	$12,474	$15,079	$20,181	$22,045
Interest factor in rent expense	380	363	322	303	283

Total fixed charges	$16,236	$12,837	$15,401	$20,484	$22,328

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$24,405	$19,646	$16,166	$15,221	$12,876
Fixed charges (excluding preferred stock dividends)	16,236	12,837	15,401	20,484	22,328

Total income	$40,641	$32,483	$31,567	$35,705	$35,204

Ratio of income to fixed charges including interest on deposits	2.50	2.53	2.05	1.74	1.58

(1)
On November 30, 2000, Citigroup completed its acquisition of Associates First Capital Corporation (Associates) in a transaction accounted for as a pooling of interests. Subsequent to the acquisition, Associates was contributed to and became a wholly owned subsidiary of Citicorp and Citicorp issued a full and unconditional guarantee of the outstanding long-term debt securities and commercial paper of Associates.